EXHIBIT 99.1

MAG Reports AGSM Results

VANCOUVER, British Columbia, June 23, 2022 (GLOBE NEWSWIRE) -- MAG Silver Corp. (TSX / NYSE American: MAG) (“MAG” or the “Company”) reports that at its annual general and special meeting (the “AGSM”) held on June 22, 2022, MAG’s Shareholders approved by majority: to elect all eight directors standing for election; to re-appoint Deloitte LLP as auditors of the Company; to support the Company’s approach to executive compensation; and to approve the continuation, amendment and restatement of the Company’s Shareholder Rights Plan.

Detailed results of the total shares voted at the AGSM are set out below.

Motions:
Nominees	Total Votes Cast	Total Votes For	Total Votes Withheld	% For	% Withheld
Peter Barnes	58,525,822	58,283,623	242,199	99.59	0.41
Tim Baker	58,525,822	58,001,108	524,714	99.10	0.90
Jill Leversage	58,525,822	57,821,167	704,655	98.80	1.20
Selma Lussenburg	58,525,822	58,345,340	180,482	99.69	0.31
Daniel MacInnis	58,525,822	57,891,980	633,842	98.92	1.08
Susan Mathieu	58,525,822	58,391,869	133,953	99.77	0.23
George Paspalas	58,525,822	58,385,708	140,114	99.76	0.24
Dale Peniuk	58,525,822	57,383,640	1,142,182	98.05	1.95

	Total Votes Cast	Total Votes For	Total Votes Withheld	% For	% Withheld
Appointment of Auditors	68,441,246	64,173,260	4,267,986	93.76	6.24

	Total Votes Cast	Total Votes For	Total Votes Against	% For	% Against
Say on Pay	58,525,822	56,720,262	1,805,560	96.91	3.09

	Total Votes Cast	Total Votes For	Total Votes Against	Total Votes Withheld	% For	% Against	% Withheld
Shareholder Rights Plan	50,457,722	47,553,915	1,225,714	1,678,093	94.25	2.43	3.33

George Paspalas, President and CEO of MAG, extends his thanks to the Shareholders of the Company for their continued strong support.

About MAG Silver Corp. (www.magsilver.com)

MAG Silver Corp. is a Canadian development and exploration company focused on becoming a top-tier primary silver mining company by exploring and advancing high-grade, district scale, silver-dominant projects in the Americas. Its principal focus and asset is the Juanicipio Project (44%), being developed with Fresnillo Plc (56%), the operator. The project is located in the Fresnillo Silver Trend in Mexico, the world's premier silver mining camp, where the operator is currently developing an underground mine and constructing a 4,000 tonnes per day processing plant. Underground mine production of mineralized development material commenced in Q3 2020, and an expanded exploration program is in place targeting multiple highly prospective targets at Juanicipio. MAG is also executing a multi-phase exploration program at the Deer Trail 100% earn-in project in Utah, and has recently acquired the Larder Lake project located in the historically prolific Abitibi region of Canada.

Neither the Toronto Stock Exchange nor the NYSE American has reviewed or accepted responsibility for the accuracy or adequacy of this press release, which has been prepared by management.

This release includes certain statements that may be deemed to be “forward-looking statements” within the meaning of the US Private Securities Litigation Reform Act of 1995. All statements in this release, other than statements of historical facts are forward looking statements, including statements that address future mineral production, reserve potential, exploration drilling, exploitation activities and events or developments. Forward-looking statements are often, but not always, identified by the use of words such as "seek", "anticipate", "plan", "continue", "estimate", "expect", "may", "will", "project", "predict", "potential", "targeting", "intend", "could", "might", "should", "believe" and similar expressions. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Although MAG believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include, but are not limited to, impacts (both direct and indirect) of COVID-19, timing of receipt of required permits, changes in applicable laws, changes in commodities prices, changes in mineral production performance, exploitation and exploration successes, continued availability of capital and financing, and general economic, market or business conditions, political risk, currency risk and capital cost inflation. In addition, forward-looking statements are subject to various risks, including that data is incomplete and considerable additional work will be required to complete further evaluation, including but not limited to drilling, engineering and socio-economic studies and investment. The reader is referred to the MAG Silver’s filings with the SEC and Canadian securities regulators for disclosure regarding these and other risk factors. There is no certainty that any forward-looking statement will come to pass, and investors should not place undue reliance upon forward-looking statements.

Please Note: Investors are urged to consider closely the disclosures in MAG's annual and quarterly reports and other public filings, accessible through the Internet at www.sedar.com and www.sec.gov.

LEI: 254900LGL904N7F3EL14

For further information on behalf of MAG Silver Corp.
Contact Michael J. Curlook, VP Investor Relations and Communications

Phone: (604) 630-1399
Toll Free: (866) 630-1399
Website: www.magsilver.com
Email: info@magsilver.com